Via Facsimile and U.S. Mail
Mail Stop 6010

August 3, 2006

Mr. William C. Weldon
Chairman, Board of Directors and Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re:**   **Johnson & Johnson**
> **Form 10-K for Fiscal Year Ended January 1, 2006**
> **File No. 1-03215**

Dear Mr. Weldon:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief